Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Clayton Williams Energy, Inc.:

We consent to the incorporation by reference in registration statements (Nos. 33-68320, 33-68318, 33-68316, 33-69688, 33-92834, 333-16675, and 333-47232) on Forms S-8 of Clayton Williams Energy, Inc. of our report dated March 19, 2004, except as to Note 16, which is as of May 21, 2004, with respect to the consolidated balance sheets of Southwest Royalties, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the Form 8-K of Clayton Williams Energy, Inc. dated June 23, 2004.  Our report of Southwest Royalties, Inc. covering the December 31, 2003, consolidated financial statements refers to a change in the method of accounting for abandonment obligations in accordance with Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” as of January 1, 2003, a change in the method of computing depletion as of January 1, 2002, and a change in method of accounting for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as of January 1, 2001.  In addition, our report dated March 19, 2004 contains an explanatory paragraph that states that Southwest Royalties, Inc. was in default under certain debt agreements at December 31, 2003, and had a net working capital deficit, which raise substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

KPMG LLP

Midland, Texas

October 14, 2004